UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 9, 2017 titled “GeoPark Announces Fourth Quarter 2016 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2016 OPERATIONAL UPDATE

RECORD QUARTERLY AND ANNUAL PRODUCTION

AFTER CONTINUED DRILLING SUCCESS IN COLOMBIA

Santiago, Chile – January 9, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its operational update for the three-month period ended December 31, 2016 (“4Q2016”).

(All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified).

Quarterly Highlights

•	Oil and gas production up 2% to 23,593 boepd (up 7% compared to 3Q2016)

o	Oil production up 10% to 18,798 bopd

o	Gas production down 19% to 28.7 mmcfpd

o	Colombian production up 13% to 17,545 boepd

o	Annual 2016 average production up 10% to 22,400 boepd

o	Record 2016 exit production of approximately 24,400 boepd

•	100% drilling success in Llanos 34 Block (GeoPark operated with 45% WI)

o	Jacana 6 appraisal well successfully tested and put on production at approximately 650 bopd with 5-6% water cut - extending the southwest limit of the field with new certified reserve volumes expected to be announced in the first half of February

o	Tigana 4 and Tigana Sur 4 wells successfully drilled, tested and put on production at current rate of approximately 6,000 bopd gross

•	Initiated 2017 drilling program to accelerate production growth by 20-25%

o	2017 average production expected to grow to 26,500-27,500 boepd with approximately 30-35 new wells

o	Chiricoca 1 exploration well successfully drilled and currently being completed for testing expected in mid-January 2017

o	5-6 new wells expected to be drilled in 1Q2017 to continue appraising and developing the Tigana/Jacana oil field trend

o	Initiate onshore exploration drilling in Brazil in early February, with one exploration well in the Reconcavo basin

•	Peruvian Presidential Decree received for Morona Block acquisition from Petroperu

o	Final regulatory approval received for block which includes Situche Central field (40.2 mmboe gross 2P reserves) and 300-500 mmboe gross exploration resources

•	New hedges provide $53-54/bbl oil price floor

o	Secured minimum Brent price of $53/bbl and $54/bbl for 2,000 bopd and 4,000 bopd respectively through September 2017

o	New volumes complement existing hedged production of 6,000 bopd through June 2017 with a minimum Brent price of $50/bbl

o	50-60% of oil production hedged during 1H2017

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2016, as compared with 4Q2015:

	4Q2016			4Q2015
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	17,535	17,470	390	15,510	+13%
Chile	3,523	1,296	13,362	4,006	-12%
Brazil	2,535	32	15,018	3,546	-29%
Total	23,593	18,798	28,770	23,062	+2%

a)	Includes royalties paid in kind in Colombia for 718 bopd approximately in 4Q2016. No royalties were paid in kind in Chile and Brazil operations.

Oil and Gas Production Update

Consolidated:

Average consolidated oil and gas production increased to 23,593 boepd in 4Q2016 compared to 23,062 boepd in 4Q2015. The increase was mainly attributed to higher production in Colombia (new production from Jacana and Tigana oil fields - with 5 new wells drilled and put into production during 2H2016), partially offset by lower production in Chile (due to lower oil production resulting from natural decline of the fields) and Brazil (due to lower gas consumption in northeastern Brazil).

Compared to 3Q2016, consolidated production was up 7% mainly explained by increasing production in Colombia (+12%), and partially compensated by lower production both in Chile (-6%) and Brazil (-4%). Production mix showed an increase in oil weight to 80% of total reported production in 4Q2016 (vs. 77% in 3Q2016 and 74% in Q42015) explained by the successful drilling campaign in Llanos 34 Block (GeoPark operated with 45% WI).

Colombia:

Average net production in Colombia increased by 13% to 17,535 boepd in 4Q2016 compared to 15,510 boepd in 4Q2015, primarily attributed to the Jacana and Tigana oil fields in Llanos 34 Block (GeoPark operated with 45% WI). Llanos 34 Block represented 95% of GeoPark’s Colombian production in 4Q2016.

During 4Q2016, GeoPark’s drilling campaign in Llanos 34 Block (GeoPark operated with 45% WI) continued with the following results:

•	Jacana 6 appraisal well was successfully drilled and completed, extending the southwest limits of the field. The well is currently producing approximately 650 bopd with 5-6% water cut

•	Tigana 4 and Tigana Sur 4 development wells were drilled, completed and put on production in 4Q2016 – with current production of approximately 6,000 bopd gross. Excellent drilling performance: approximately 9 days drilling to TD and drilling and completion costs of $3 million

•	Chiricoca 1 exploration well was successfully drilled and is currently being completed for testing expected in mid-January 2017

GeoPark expects to continue developing and appraising the Tigana/Jacana oil field trend in 2017 to determine the full extent of the oil accumulation. For a summary of the drilling activities coming in the next quarter, please refer to the table Expected Drilling Schedule for 1Q2017 included below.

Chile:

Average net oil and gas production in Chile decreased by 12% to 3,523 boepd in 4Q2016 compared to 4,006 boepd in 4Q2015 due to natural decline of the fields with limited drilling activity since 2014, and no drilling activity in Chile during 4Q2016. Production mix during 4Q2016 was 63% gas and 37% oil (vs. 59% gas and 41% oil in 4Q2015). The Fell Block (GeoPark operated with a 100% WI) represented 98% of GeoPark’s Chilean production.

Brazil:

Average net oil and gas production in Brazil decreased 29% to 2,535 boepd in 4Q2016 compared to 3,546 boepd in 4Q2015, primarily attributed to lower gas consumption by Brazilian industrial users.

Manati Field production capacity remained unaffected and net production could increase to approximately 3,500 boepd average levels in case gas consumption increases. The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

Ongoing drilling start-up activities in the Reconcavo Basin, with expected exploration drilling during 1Q2017 in Praia do Espelho prospect, with an exploration potential of 7-16 MMbbls. For a summary of the drilling activities coming in the next quarter, please refer to the table Expected Drilling Schedule for 1Q2017 included below.

Argentina:

Ongoing start-up activities in Argentina, with expected exploration drilling during 2Q2017 to test three different exploration plays in the Neuquen Basin: CN-V Block (GeoPark operated with a 50% WI) in partnership with Wintershall (subsidiary of BASF) and Sierra del Nevado and Puelen Blocks (GeoPark non-operated with 18% WI) in partnership with Pluspetrol.

Quarterly Production Evolution

(boepd)	4Q2015	1Q2016	2Q2016	3Q2016	4Q2016
Colombia	15,510	14,871	14,084	15,678	17,535
Chile	4,006	4,061	4,118	3,756	3,523
Brazil	3,546	3,586	2,941	2,636	2,535
Total	23,062	22,518	21,143	22,070	23,593
Oil	17,123	16,347	15,530	16,942	18,798
Gas	5,939	6,171	5,613	5,128	4,795

Expected Drilling Schedule for 1Q2017

The following is a summary of the expected drilling activities scheduled for 1Q2017 with estimated net Capital Expenditures of $30-35 million (drilling and completion costs of $15-18 million plus facilities of $15-17 million). All wells are operated by GeoPark.

Prospect/Well[a]	Country	Block	Working Interest	Type
1. Tigana Sur 6	Colombia	Llanos 34	45%	Development
2. Jacana 7	Colombia	Llanos 34	45%	Development
3. Jacana 8	Colombia	Llanos 34	45%	Appraisal
4. Jacana Sur 1	Colombia	Llanos 34	45%	Appraisal
5. Jacana Sur 2	Colombia	Llanos 34	45%	Appraisal
6. Jacana 11	Colombia	Llanos 34	45%	Appraisal
7. Praia do Espelho 1	Brazil	REC-T-94	100%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

OTHER NEWS/RECENT EVENTS

Reporting Date for 2016 Year-End Reserves Release

GeoPark expects to report its PRMS Reserves Release for the year ended December 31, 2016, as independently certified by DeGolyer and MacNaughton, in the first half of February 2017.

2017 Work Program and Investment Guidelines

GeoPark’s 2017 main features of its dynamic and self-funded work program, adaptable to different oil price scenarios are described below:

•	Base Case ($45-50/bbl Brent Oil Price)

o	Focus on unfolding potential of the Tigana/Jacana oil field complex

o	Fully funded $80-90 million adaptable capital program, with 70-75% allocated to Colombia

o	Associated production growth of 20-25% to 26,500-27,500 boepd

o	Estimated 2017 exit production above 30,000 boepd

o	Drilling of approximately 30-35 gross wells

•	Above $50/bbl Brent Oil Price

o	Capital expenditures can be increased to $110-120 million by adding 25+ incremental projects (mainly in Colombia)

o	Associated production growth of 30-35% to 28,500-30,000 boepd

•	Below $40/bbl Brent Oil Price

o	Capital expenditures can be reduced to $50-60 million – focusing on lowest-risk and fastest cash-flow producing projects

o	Associated production growth of 10-15% to 24,500-25,500 boepd

Consolidated Operating Netback per boe: Defined as Net Revenues minus Transportation & Discounts, Selling Expenses & Royalties and Operating Costs, estimated to be approximately $15-20/boe for a Brent Oil Price of $45-50/bbl, approximately $10-12/boe for a Brent Oil Price of $40/bbl, and approximately $21-23/boe for a Brent Oil Price of $55/bbl.

For further detail, please refer to 2017 Work Program and Investment Guidelines released on November 14, 2016.

For further information, please contact: INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600 Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 production growth, payback timing, IRR, drilling activities, demand for oil and gas and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 9, 2017